Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

New York’s Nassau County Selected as Latest Location for New T-Mobile

Customer Experience Center, Will Create Up to 1,000 Local Jobs

Location for new Customer Experience Center, identified in close collaboration with Office of Nassau

County Executive, is fourth of five announced CECs that will support New T-Mobile customers after proposed T-Mobile and Sprint merger closes

Bellevue, Washington and Overland Park, Kansas – November 14, 2019 – T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that, following the completion of their proposed merger to create the New T-Mobile, the company will locate its fourth of five planned Customer Experience Centers (CEC) in New York’s Nassau County. The state-of-the-art customer support facility will create up to 1,000 direct local jobs with great wages and benefits and provide personalized support to customers through T-Mobile’s innovative Team of Experts (TEX) service model. Buildout of the site is also expected to create additional indirect jobs in areas such as construction.

T-Mobile has committed to using union tradespeople for construction of the two announced New T-Mobile CECs that will be located in New York, pending the merger’s close. The company has pledged to work with the Building and Construction Trades Council of Nassau & Suffolk Counties to ensure a Project Labor Agreement is in place for the CECs, including the Nassau County site. Additionally, T-Mobile has also committed that no tax incentives from government or economic development entities will be used to operate this facility.

Nassau County joins three previously-announced New T-Mobile CEC locations: Overland Park, Kansas, Rochester, New York, and Kingsburg, California. Each will bring top-notch customer care to New T-Mobile customers through T-Mobile’s award-winning Team of Experts (TEX) approach. With TEX, T-Mobile delivers personalized support to all of the company’s customers nationwide through dedicated teams that are committed to ensuring the success of every customer relationship. Customers have direct access to specialists focused on addressing their issues when they call or message for assistance. The specialists can also work with local retail and engineering teams to address a wide variety of topics and tackle complex challenges. TEX teams typically serve customers primarily based in their broader geographic area.

The development of the state-of-the-art CECs is core to the New T-Mobile’s plan to put customers first and bring jobs to communities. These investments, together with plans to expand two existing T-Mobile Customer Experience Centers, will create up to 5,600 additional American jobs by 2021. The combined companies will have 7,500 more customer care professionals in 2024 than the stand-alone companies would have employed.

“We love the Empire State and Nassau County is a great spot for our next New T-Mobile Customer Experience Center! T-Mobile’s commitment to truly taking care of customers will only get supercharged with the New T-Mobile and our Team of Experts approach is all about making personal connections. That starts with great people — and some of the best are in Long Island! Once this merger closes, we know Long Islanders will bring an incredible work ethic, a commitment to innovation, and amazing energy to taking care of our customers and we can’t wait to welcome them to the team!” said T-Mobile CEO John Legere.

“The New T-Mobile’s investment in Nassau County exemplifies the type of corporate economic activity we hope to attract. The CEC project will provide a meaningful economic boost for our community – creating up to 1,000 new and exciting job opportunities, while generating significant tax revenue and increasing innovation. I look forward to working alongside our outstanding partners helping our residents build career skills, find employment and succeed in our community to help fill these up to 1,000 T-Mobile positions. We are pleased to collaborate with T-Mobile and look forward to working with the company to bring the benefits of the New T-Mobile to Nassau County’s 1.3 million residents,” said Laura Curran, Nassau County Executive.

“T-Mobile’s strategy to build their latest Customer Experience Center in Nassau County using Union Labor is a signal that they value the importance of what a strong middle class means to the region. Nassau County’s success largely depends on companies like T-Mobile with bold business plans. They will be an integral part of the solution to effectively transform the region at a time when the population is growing. The Building and Construction Trades Council is eager to provide our ‘Value on Display, Everyday,’” said Matthew Aracich, President of The Building and Construction Trades Council of Nassau and Suffolk Counties.

The New T-Mobile’s Nassau County customer care employees will join a company that has consistently been featured on national, regional and state “Best Place to Work” lists year after year—nearly 60 national and local workplace awards in 2019, including recognition as a great employer for parents, diversity, women, Hispanics, LGBTQ and more. T-Mobile’s care centers were recognized on best place to work lists 22 times in 2018 alone! In addition to great pay, the New T-Mobile’s Care team members will be eligible to receive T-Mobile’s outstanding benefits, including health coverage, stock grants, college tuition assistance, a childcare subsidy benefit, paid parental leave and adoption/surrogacy benefits. They will also have opportunities for career development and management preparation.

The new Customer Experience Centers are just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure in the United States. Sprint and T-Mobile together will employ more people in the U.S. than both companies would separately. Other investments include building out an industry-leading nationwide 5G network, delivering more competition and new choice to customers like broadband, and opening new stores to an expanding customer base.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions. Additional information can be found at: www.NewTMobile.com.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 84.2 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 53.9 million connections as of Sept. 30, 2019, and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability and speed across its nationwide network and commitment to launching a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435),which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.